SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

THE M PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages eleven and twelve of this report are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 26, 2013

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments, at fair value	$171,560,176	$143,370,843

Receivables:
Employer contributions	4,390,597	4,745,226
Employee contributions	—	400,138
Notes receivable from participants	2,167,659	1,987,660

Total receivables	6,558,256	7,133,024

Total assets	178,118,432	150,503,867

LIABILITIES:
Return of excess employee contributions	—	113,063

Total liabilities	—	113,063

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	178,118,432	150,390,804

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(536,305)	(193,278)

NET ASSETS AVAILABLE FOR BENEFITS	$177,582,127	$150,197,526

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$12,112,114
Employer contributions	8,182,419
Rollover contributions	2,341,332

Total contributions	22,635,865

INVESTMENT INCOME:

Interest and dividend income	4,391,071
Net appreciation in fair value of investments	14,247,692

Total investment income	18,638,763

Interest income on notes receivable from participants	67,543

Total additions	41,342,171

DEDUCTIONS:

Benefits paid to participants	13,682,936
Administrative expenses	274,634

Total deductions	13,957,570

INCREASE IN NET ASSETS	27,384,601

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	150,197,526

End of year	$177,582,127

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”), as amended and restated effective January 1, 2010, is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, Inc., Mindshare, MAXUS Communications LLC, Mediaedge:cia, LLC, Mediacom Worldwide Inc., IEG, Inc., Leverage Group, Inc., Catalyst, Midas Exchange, Xaxis LLC and M80 Services, (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. Bank of America, N.A. was the Trustee and recordkeeper for the Plan through September 15, 2011. Effective September 16, 2011, Mercer HR Services, LLC, is the Trustee and recordkeeper of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first of the month following one year of continuous service and a participant must be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, one common collective trust fund and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2012, interest rates ranged from 3.25% to 9.50% for outstanding loans.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN (continued)

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Prior to January 1, 2007, participants were 100 percent vested in the Company’s profit sharing contributions on their behalf after 5 years of service and 100 percent vested in the Company’s matching contributions on their behalf after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in both their portion of profit sharing contributions and matching contributions after 3 years of service.

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

Forfeited Accounts - At December 31, 2012 and 2011, forfeited non-vested amounts totaled approximately $717,000 and $420,000, respectively. These amounts will be used to reduce future employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

From September 16, 2011 to November 8, 2011, the Charles Schwab Stable Value Fund (“CSSVF”) was valued at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On November 8, 2011, the trustees of the Charles Schwab Bank announced its plans to terminate the CSSVF effective on April 30, 2012. After the November 8th termination announcement, the CSSVF’s investments consisted of four short-term government funds and one guaranteed investment contract.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement was effective for periods beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2011, the Plan recorded a liability of $113,063, which were refunded to participants as required during 2012.

Subsequent Events - The Plan’s management evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurements. These inputs are supported by little or no market activity and require significant management judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Level 1 Fair Value Measurements -

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The Morley Stable Value Fund (“MSVF”), a common collective trust, invests primarily in a variety of stable value investment contracts.

The Charles Schwab Stable Value Fund III, a common collective trust, invests primarily in short-term government funds and one bank-issued guaranteed investment contract.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$21,207,456	$—	$—	$21,207,456
Growth funds	42,571,524	—	—	42,571,524
Balanced fund	6,998,267	—	—	6,998,267
International funds	19,625,888	—	—	19,625,888
Index fund	14,348,248	—	—	14,348,248
Value funds	18,851,422	—	—	18,851,422
Target funds	15,138,724	—	—	15,138,724
Common collective trust	—	28,895,731	—	28,895,731
WPP Stock Fund	3,922,702	—	—	3,922,702
Cash	214			214

Total assets at fair value	$142,664,445	$28,895,731	$—	$171,560,176

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$18,345,522	$—	$—	$18,345,522
Growth funds	37,012,922	—	—	37,012,922
Balanced fund	5,627,088	—	—	5,627,088
International funds	16,505,884	—	—	16,505,884
Index fund	11,917,446	—	—	11,917,446
Value funds	15,531,435	—	—	15,531,435
Target funds	7,780,698	—	—	7,780,698
Common collective trust	—	28,011,060	—	28,011,060
WPP Stock Fund	2,638,788	—	—	2,638,788

Total assets at fair value	$115,359,783	$28,011,060	$—	$143,370,843

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

During 2012, the Plan’s assets included the MSVF. The MSVF included fully benefit-responsive investment contracts. The average yield and crediting interest rates for the MSVF were 1.62% and 1.42%, respectively, for 2012.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

During 2011, the Plan’s assets included the CSSVF. The CSSVF included fully benefit-responsive investment contracts. The average yield and crediting interest rates for the CSSVF were 1.53% and 4.59%, respectively, for 2011. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

5.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
Description of Investment	Shares	$ Value	Shares	$ Value
Morley Stable Value Fund	1,174,692.501	28,895,731	*	*
Charles Schwab Stable Value Fund III	*	*	129,336.898	28,011,058
Royce Pennsylvania Fund Inv	787,262.798	9,053,522	733,527.156	7,892,752
Vanguard Equity Income Fund	456,027.704	11,013,069	420,290.424	9,204,360
Vanguard Institutional Index Fund	109,931.412	14,348,248	103,593.932	11,917,446
Vanguard Primecap Fund	170,772.237	11,866,963	164,738.322	10,170,944
American Capital World GR & Inc Cl 6	275,436.429	10,246,235	272,777.316	8,761,607
American Europacific Growth R6	221,104.971	9,105,103	214,746.512	7,544,045
Mainstay Large Cap Growth Fund	2,227,601.888	17,776,263	2,250,985.339	15,914,466
PIMCO Total Return Fund I	1,641,343.644	18,448,703	1,551,531.052	16,865,143
*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 or 2011.

During the year ended December 31, 2012, the Plan’s investments, (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $ 14,247,692 as follows:

Investment Category
Common collective trust	$457,565
Mutual funds	12,708,661
WPP Stock Fund	1,081,466

Net appreciation in fair value of investments	$14,247,692

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common collective trust and mutual funds managed by Bank of America, N.A. who was the Trustee and Recordkeeper of the Plan until September 15, 2011. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2012, the Plan held 53,809 WPP plc ADSs in the WPP Stock Fund valued at $3,922,702, and at December 31, 2011 the Plan held 50,522 WPP Group plc ADSs in the WPP Stock Fund valued at $2,638,788.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $274,634 for the year ended December 31, 2012.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND

FOR THE YEAR ENDED DECEMBER 31, 2012

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated April 11, 2012, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to IRS Form 5500:

	2012	2011
Net assets available for benefits per financial statements	$177,582,127	$150,197,526
Employer contribution receivable	(4,390,597)	(4,745,226)
Employee contribution receivable	—	(400,138)
Deemed loans	(23,794)	(22,417)
Excess contributions payable	—	113,063

Net assets available for benefits per IRS Form 5500	$173,167,736	$145,142,808

***

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

		The M Plan, EIN 52-222835, PN 001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
	Union Bond & Trust Company	Morley Stable Value Fund	*	*	$28,895,731

	Mutual Funds:
	American Funds	American Capital World GR & Inc Cl 6	*	*	10,246,235
	American Funds	American Europacific Growth R6	*	*	9,105,103
	Federated Investment Management	Federated Government Obligations Fund	*	*	928,494
	JPMorgan	JPMorgan Mid Cap Value Fund	*	*	6,998,267
	Mainstay Investments	Mainstay Large Cap Growth Fund	*	*	17,776,263
	Neuberger Berman Funds	Neuberger & Berman Mid Cap Growth Fund	*	*	3,673,431
	T. Rowe Price	T. Rowe Price Retirement Income Fund	*	*	338,676
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	*	*	6,855
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	*	*	648,037
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	*	*	129,916
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	*	*	1,911,817
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	*	*	1,130,484
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	*	*	2,610,086
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	*	*	1,182,219
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	*	*	5,118,711
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	*	*	1,086,172
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	*	*	731,447
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	*	*	244,304
	PIMCO	PIMCO Real Return Fund I	*	*	825,380
	PIMCO	PIMCO Total Return Fund I	*	*	18,448,703
	Royce	Royce Pennsylvania Fund Inv	*	*	9,053,522
	Vanguard	Vanguard Equity Income Fund	*	*	11,013,069
	Vanguard	Vanguard Extended Market Index Fund S	*	*	201,345
	Vanguard	Vanguard Institutional Index Fund	*	*	14,348,248
	Vanguard	Vanguard Intermediate Term Bond Index Fund	*	*	1,004,879
	Vanguard	Vanguard Primecap Fund	*	*	11,866,963
	Vanguard	Vanguard Total International Stock Fund	*	*	274,550
	Vanguard	Vanguard Wellington Income Fund	*	*	7,838,353

	Total mutual funds				138,741,529

	Cash	Cash			214

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	3,922,702

	Total Investments				171,560,176
	Notes receivable from participants	Interest rates from 3.25% - 9.50%			2,167,659

	Total Assets Held for Investment				$173,727,835

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2012

52-222835

PN: 001

Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan Repayments are included	$—	$2,178,347	$—	$—

The single item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. The Employer fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 26, 2013	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm